



PRIVATEBANCORP INC.

2012 ANNUAL REPORT

BUILDING ON MOMENTUM

Focused on our future


PRIVATEBANCORP
INC.

BUILDING ON MOMENTUM

OUR RESULTS HIGHLIGHT OUR ABILITY TO BUILD UPON PAST SUCCESSES

As we continue to position ourselves as the bank of choice for commercial middle market companies, we are building market share, improving performance and generating value for our shareholders.

2012 ANNUAL REPORT

FOCUSED ON OUR FUTURE

Steadily building our future.

Achieving our goals through hard work, focused effort and dedication to our priorities.

Five years ago, we set out to create an important, Chicago-based commercial middle market bank with a commitment to building client relationships, serving our communities and creating value for our shareholders. To that end, 2012 was a year of solid progress, consistent execution and strong momentum.

PrivateBancorp is well-positioned today thanks to consistent focus and strong execution of our key priorities: We have built quality relationships by leveraging the expertise of our teams, strengthened overall asset quality and have transformed our balance sheet to that of a commercial middle market bank. Importantly, we are building a strong, more profitable organization to drive long-term shareholder value.



Being the bank of choice

As I reflect on our accomplishments in 2012, I believe our success lies in our dedication to building mutually beneficial client relationships, as well as addressing our challenges with a clear and direct path to outcomes. With that focus, during 2012 we have:

- Doubled earnings per share to $0.88 at December 31, 2012, from $0.43 at December 31, 2011, and net income to over $64 million in 2012 from about $31 million in 2011
- Grown loans 13 percent or about $1 billion
- Increased deposits 17 percent or $1.8 billion
- Generated a 5 percent increase in net revenue year-over-year to $534 million
- Materially improved asset quality by reducing non-performing assets by over 42 percent or $165 million.

We are building the bank of choice for commercial and industrial and commercial real estate clients – middle market companies with $10 million to $2 billion in annual sales that are mostly family owned and privately held. In fact, we have added over 1,100 new client relationships since we began our transformation five years ago. We also serve the personal needs of the owners and executives of our client companies, and families in all the communities where we have a presence.

We are client-focused across our business groups and dedicated to being a trusted advisor that is responsive to our clients' needs with a customized set of product solutions built for the commercial middle market. We do not try to serve every client segment, but rather to be the best at serving the clients who are drawn to our differentiated, relationship-focused approach.

We have built teams that embrace the advisor role and understand the difference they make for our clients and our Company. Our people matter and we have a special culture that values the contributions of each member of our teams. By staying true to our mission, we are one of the top 50 commercial banks in the United States, and we continue to gain market share as we build an important bank in Chicago and all of the communities we serve.

Building for the long term

Our view is toward building for the long term. While I believe the macroeconomic environment in Chicago and the Midwest is improving, there are challenges hampering a stronger recovery. So while many clients have realized a better position from the modest economic improvement, plans and investments are impacted by the uncertainties, and that weighs on our loan growth.

Additionally, the banking landscape is increasingly competitive as more banks pursue the coveted middle market client. Resulting pricing pressure as well as the ongoing low-rate environment put a particular burden on asset-sensitive banks like ours. Our approach is to build market share with selectivity and discipline through active client development. Chicago, in particular, is a large and fragmented banking market, which presents us with opportunities to gain market share as we continue to be recognized for our differentiated position serving the middle market.

Our specialty businesses give us a national presence in industry segments that value specific expertise. Our regional banking markets outside of Chicago have locally recognized bankers who are empowered to serve their clients. Taken together, these give us the platform to build our important and distinctive middle market bank.

Delivering a full-service commercial bank

Five years ago, we began the transformation of PrivateBancorp. Today, we confidently say we are a commercial middle market bank, with a portfolio mix that is 64 percent commercial and industrial and 28 percent commercial real estate and construction at December 31, 2012, a balance reversed from its 2007 position. The strength of a more diversified commercial and industrial portfolio has been critical to our ability to manage through our challenges and position our company for the improved performance we have today. Our clients turn to us not only for financing, but also for product solutions that provide us with deposit-gathering and fee-generating opportunities.


ARD

Total deposits were $12.2 billion at December 31, 2012. Client deposits were $11.8 billion, or about 97 percent of total deposits. Additionally, we have built sophisticated treasury management, capital markets and syndications capabilities for commercial clients and enhanced private wealth and mortgage banking for personal clients, all of which are driving our fee income and give us continued cross-sell opportunity as we strengthen and build our client relationships.

Generating credit leverage

In 2011, I characterized our performance as a turnaround, especially as it related to our material improvements in asset quality. In 2012, the continued significant progress in credit quality was an important driver of our overall performance. Non-performing loans declined 47 percent year-over-year. Non-performing assets to total assets was 1.57 percent at December 31, 2012, down from 3.11 percent a year ago. We meaningfully lowered provision for loan losses to $70.9 million at year end. Our disciplined approach to improving credit quality means our portfolio is much stronger today, and our ongoing problem asset disposition should generate further credit leverage over time.

Strong capital position

We continue to leverage our capital to support our business objectives, and our capital position has benefitted from the steady improvement in earnings and asset quality. Additionally, in October 2012, we repaid the government's TARP investment by raising debt and equity in a very shareholder-friendly way with great execution. As we prepare for regulatory changes on the horizon that will impact capital requirements, we feel good about the strength of our capital position and our ability to execute our strategy.

Looking forward

Looking into 2013 and beyond, we are committed to capitalizing on the momentum we have built over the last few years and in 2012 especially. We are focused on driving profitable growth, improving asset quality, reducing credit costs and managing expenses to drive improving returns on equity and assets as a means to enhance shareholder value. We are confident in our mission and our strategy to build a premier commercial middle market bank. Our differentiated position has allowed us to build market share, and we will leverage that momentum in the markets and segments we serve. Our focus remains organic growth, yet we will pursue ways to appropriately expand our business as market opportunities emerge.

My sincere gratitude to all of our shareholders for your support and the appreciation you have shown for what we are building. You are at the forefront of our decision making as we work to create long-term value. My thanks to our clients for the trust you place in us as advisors to your business. Finally, as I reflect on our accomplishments, much of the credit can be given to our team, which understands clearly the expectations ahead. We know that our people are critical to our success and, through your dedication and hard work, we are achieving improved performance as we serve as trusted advisors to our clients and uphold our commitment to keeping our communities strong.



Larry D. Richman
President & CEO

NET REVENUE[1] *(in thousands)*



08
$235,568
09
$400,066
10
$497,780
11
$508,231
12
$533,847

NET INCOME (LOSS) AVAILABLE TO COMMON SHAREHOLDERS *(in thousands)*



($93,491)
08
($42,506)
09
($12,090)
10
11
$30,680
12
$64,528

DILUTED EARNINGS (LOSS) PER SHARE



($3.16)
08
($0.95)
09
($0.17)
10
11
$0.43
12
$0.88

(1) This is a non-U.S. GAAP financial measure. Refer to Non-U.S. GAAP Financial Measures information beginning on page 22.

Forging a path to success.

Commitment to our core principles helps us build value, serve our clients and stay strong.

The banking landscape has changed significantly since I first was elected to the Board of PrivateBancorp, Inc. more than 20 years ago. Yet one thing remains certain: with a clear vision, a defined strategy and a focused team under the direction of experienced and dedicated leadership, it is possible to succeed in almost all economic conditions.

Our bank has a vision to be a leading commercial middle market bank in the markets and industries we serve. Our strategy is built around a client-centric, relationship-driven model that allows us to serve as a trusted advisor to our clients. Management and the Board are aligned in our vision and strategy, and that commitment is what helped us weather the financial crisis of recent years, gain market share and rebuild shareholder value.

Making key moves

We realized some important goals in 2012 that will contribute to our ability to maintain momentum in growing our Company. The successful equity and debt transactions in October allowed us to redeem our TARP shares in a shareholder-friendly manner. Positive response to the capital raise gives us confidence in the value of what we are creating.

Additionally, we have made significant progress in addressing credit portfolio challenges and improving the overall strength of our asset quality. This has been a two-pronged approach. Not only have we worked diligently and deliberately to dispose of problem assets, but we have been very focused on strengthening our credit risk framework as we build our portfolio for the future.

Determined leadership

Make no mistake, risk is an inherent part of our business. Carefully evaluating risks is key to our business decisions. Your Board of Directors understands this responsibility and takes our oversight duty very seriously.

I, personally, wish to thank all of our Board members for their time, commitment and support of PrivateBancorp. We are fortunate at PrivateBancorp to have a Board of dedicated and engaged professionals who represent a variety of thoughts and perspectives and are able to drive thoughtful discussion and reasoned decision making. Our committee chairs lead focused review and analysis of their assigned areas of oversight.

Together we engage in ongoing self-assessment processes and refine our practices as appropriate to enhance our effectiveness and strengthen our accountability to shareholders. One example of this is our recommendation to move to annual election of directors. We believe giving shareholders a stronger voice in Board governance will only make us better.


PURP

Future focused

As we look ahead, the macro economic landscape continues to require careful navigation. With fewer growth opportunities available in a persistently sluggish economy, the market for banking services is extremely competitive. We recognize and accept these challenges and are determined to be the commercial middle market bank of choice.

With all of this in mind, we will not lose sight of what matters most: building shareholder value by developing lasting and profitable relationships with our clients, managing our risks, supporting our communities and creating a workplace that is challenging and engaging for our employees.

Our people make it possible

I also wish to thank the PrivateBancorp employees for their efforts that have allowed us to build our Company over the last several years and return to the business of strengthening profitability. Our dedicated employees are at the heart of our ability to continue our momentum and generate future value.

Thank you to our shareholders for your confidence and support of PrivateBancorp.



James M. Guyette
Chairman





BUILDING RELATIONSHIPS

Relationship Managers Brian Greenblatt, left, and Alison Murphy share a laugh with Chef Rick Bayless and Frontera Foods President and Chief Executive Officer Manuel Valdes during a visit to the Frontera test kitchen in Chicago. The PrivateBank has helped Frontera grow its packaged foods business.



Magellan Development Group co-CEOs Jim Loewenberg, right, and Joel Carlins discuss the next phase of development for the Lakeshore East "village within the heart of the city" with Relationship Manager Ellie Whitlock. The PrivateBank provided important financing to help get the downtown Chicago project underway.

The successful execution of our commercial middle market strategy – which marked its five-year anniversary in November 2012 – has led to over 1,100 new client relationships, the transformation of our loan and deposit portfolios and enhanced cross-sell. At year end, we had over $14 billion in assets, $10 billion of total loans and $12 billion of total deposits.

Trusted advisor

Our growth primarily is organic – client by client. We have offices in 10 states and a delivery model that reaches farther than that, allowing us to take our specialty businesses to clients who truly value that expertise, wherever they are based. Throughout 2012, we funded over $1 billion in loans to new credit clients, most of those commercial and industrial clients, who make up about 75 percent of our total revenue.

Our healthcare and specialized industries groups – including construction and engineering, asset-based lending, security alarm finance and insurance – had an exceptional year, building a national presence and strong position. We set ourselves apart in our markets by providing a deep level of service so that we become a trusted advisor to each client. Senior attention and empowering relationship managers to make key decisions strengthens our ability to anticipate our clients' challenges, meet their needs and help them move toward their business objectives.

"The PrivateBank acts like a small bank, but has big bank resources. That is important to us. We're treated as if we're a company two or three times our size."

Manuel Valdes
President and Chief Executive Officer, Frontera Foods

Finding unique solutions

A clear example of the benefit of this approach to our clients is our relationship with Chicago-based Frontera Foods, Inc., founded by acclaimed Chef Rick Bayless. Frontera Foods produces and markets more than 65 Mexican food products using all-natural ingredients and time-honored cooking methods. The recession was tough on many companies and Frontera Foods was no exception. As Frontera Foods President and Chief Executive Officer Manuel Valdes tells it, bankers Brian Greenblatt and Alison Murphy saw a way to help Frontera Foods gain working capital to buy key goods in larger quantities, thus lowering production costs.

"Because they know our business at an intimate level, they can propose ideas and be resourceful," Valdes explained. "They don't wait for us to come to them with a need. They look for opportunities to solve business problems. They are unique in that approach. They are always asking, 'How can we assist you to grow your business and make it more profitable?'"

The PrivateBank has a suite of products across all lines of business that was built to deliver exactly what our clients need. That gives us the opportunity to deliver capabilities not normally found at banks our size. As Frontera Foods' Valdes notes, "The PrivateBank acts like a small bank, but has big bank resources. That is important to us. We're treated as if we're a company two or three times our size."

TOTAL ASSETS (in millions)



$10,006
$12,034
$12,466
$12,417
$14,058
08
09
10
11
12

CAPITAL RATIOS



Tangible Common Equity 7.88%
Tier 1 Common Capital 8.50%
Leverage 9.90%
Tier 1 Risk-Based 10.48%
Total Risk-Based 13.13%

As of December 31, 2012

TOTAL LOANS (in millions)



$8,002
$9,047
$9,009
$10,140
08
09
10
11
12

TOTAL DEPOSITS (in millions)



$7,961
$9,892
$10,393
$12,174
08
09
10
11
12

(1) These are non-U.S. GAAP financial measures. Refer to Non-U.S. GAAP Financial Measures information beginning on page 22.



Peter Krug Sr., left, and his son, Peter Krug Jr., discuss plans for their businesses, Chicago Industrial Food Ingredients, Inc. and Fontana Flavors, Inc., with Relationship Manager Sohila Parsinejad.

Our commercial-focused capabilities, including treasury management, capital markets and syndications, continue to provide important fee revenue for the bank, contributing to a 13 percent increase in non-interest income in 2012 as we do more for our clients and address their needs. That includes delivering the breadth of our services to clients to serve their personal needs as well. Within our Private Wealth group, we provide trust, investment and private banking services to the owners and executives of our commercial clients and other high-net-worth families who appreciate our customized approach to wealth solutions and our client-centric relationship model. In fact, referrals from commercial bankers to Private Wealth were up 9 percent year-over-year as we strengthen those relationships. Additionally, we have expanded our custody services within Private Wealth. Together, these initiatives helped boost our assets under management by 21 percent to $5.2 billion at December 31, 2012.

"You want to be able to have a go-to person at the bank who understands your business. This means we can continue to hire and continue to grow."

Peter Krug Jr.

President, Chicago Industrial Food Ingredients, Inc.

Building rewarding relationships

At Magellan Development Group, the firm behind the Lakeshore East "village within the heart of the city" development in Chicago, co-Chief Executive Officers Joel Carlins and Jim Loewenberg are long-time personal clients of The PrivateBank. As we executed our transformation strategy and added capabilities to serve professional real estate developers, we were able to do more for Magellan, including financing for components of the Lakeshore East development. The pair credits The PrivateBank's ability to see their vision and create solutions that helped them realize goals for the development.

"Lakeshore East is our biggest project," Loewenberg explained, noting the development consisted of condos and townhomes, retail space, a hotel, a park and more. "We wouldn't be sitting here today if wasn't for The PrivateBank. They were able to get it done."

Working with clients like Magellan, our Commercial Real Estate Group added over $200 million in new lending relationships in 2012 and had over $1 billion in client deposits at year end as we have worked to position ourselves to serve an industry that is regaining strength. The Commercial Real Estate team has been able to bring new approaches to clients that have allowed us to win new business. Our team will continue to be selective in developing relationships with professional developers and entrepreneurs interested in a full banking relationship with us.

Within our Community Banking Group, we are able to build important granular deposits through our branch network, our mortgage team was a key driver to our 2012 fee-income growth and our small-business banking team added more than 100 new clients in 2012 as we leverage our commercial middle market platform to serve companies under $10 million in annual sales. We work with our commercial banking clients to offer personal banking and mortgage services to their employees, creating a value-added benefit to the relationship.



Relationship Manager Ron Valentine, left, talks to Piston Automotive founder Vinnie Johnson about opportunities ahead for the Detroit-based automotive supplier. The PrivateBank provides working capital to support Johnson's business needs.

Providing real collaboration

Our small business team, like our commercial middle market team, aims to be a trusted advisor to clients such as Chicago Industrial Food Ingredients, Inc. (CIFII), an Aurora, Illinois, broker of food flavorings that was founded in 1986, and its sister company, Fontana Flavors, Inc., founded in 2003 and based in Janesville, Wisconsin. Peter Krug Jr., President of Fontana Flavors and Director of Sales at CIFII, talks about the importance of three key advisors to any business – its attorney, its accountant and its banker.

"You want to be able to have a go-to person at the bank who understands your business," he says. Krug and his father, Peter Krug Sr., President of CIFII and Chief Financial Officer at Fontana Flavors, work with Sohila Parsinejad, a Business Banking Relationship Manager who has helped with financing for both companies. "This means we can continue to hire and continue to grow," notes Krug.

Piston Automotive, based in Detroit and formed by former professional basketball star Vinnie Johnson in 1995, is a supplier to the automobile industry, which is subject to its own industry cycles and was particularly impacted by the most recent recession. The depth of industry knowledge of our Michigan commercial middle market team, including Relationship Manager Ron Valentine, is a source of confidence for Piston Automotive's leadership team. Or as Johnson put it, "The automotive industry is a capital-intensive industry that requires access to working capital. A key member of Piston Automotive's team is a supportive and understanding banker who takes the time to understand our needs and as well as industry cycles. The PrivateBank has always taken the long-term view of our relationship, which is important in both weak and strong economic times."

Seeing the big picture with our clients and having the ability to solve for their needs – that is what it means to be a trusted advisor at The PrivateBank.


MONDAY
TUESDAY
Denise
28
9
13

REACHING OUR COMMUNITY

Denise Cato LaPalm, Associate Managing Director, teaches the Money Savvy Generation financial literacy program to kindergarten students at St. Helen school in Chicago during The PrivateBank's Employee Volunteer Day.



PrivateBancorp President and CEO Larry Richman talks to kindergarten students at St. Helen in Chicago during The PrivateBank's Employee Volunteer Day in November 2012.

As we have built the business in the last five years, we also have nurtured a culture designed to create an engaged and motivated team. We define our values around four pillars: People, Vision, Teamwork and Building Our Future.

PEOPLE We recognize the strengths and perspectives of every team member and commit to creating an engaging and meaningful workplace.

VISION We hold important a singular focus on doing our best in the relentless pursuit of our goals.

TEAMWORK We embrace a collaborative, respectful, accountable and nimble environment.

BUILDING OUR FUTURE We are engaged in the success of our Company and recognize our responsibility to our clients, our shareholders and our communities.

We place particular emphasis on upholding our responsibility to our communities. Our employees volunteer a minimum of 10 hours with activities that support our Community Reinvestment Act obligations. In 2012, we launched a special Employee Volunteer Day in Illinois, where 300 of our team members taught the Money Savvy Generation financial literacy program in about 20 Chicago schools.

Teaching financial literacy

Studies show the profound need for improved financial literacy. One in 12 U.S. households is unbanked and a quarter of all households have used an alternative financial service such as payday lending in the last year, according to the FDIC. The need extends to our children as well. The average score of high school students taking a basic financial literacy test is 69 percent, according to the U.S. Department of Treasury and Department of Education, which jointly administered the test to some 80,000 high school students in 2012.

We recognize that, as a bank, we have a special ability to reach into these communities and to provide education on the importance of good personal finance and banking habits. The best place to start is with children, giving them the tools they need to be financially responsible for life. The PrivateBank was proud to partner with the Big Shoulders Fund in 2012 to bring this innovative program to the schools. The Big Shoulders Fund works to provide support to Catholic schools in the neediest areas of Chicago.

Helping rejuvinate neighborhoods

We also launched a program with Bethel New Life, an organization dedicated to revitalizing Chicago's west side communities. The PrivateBank has created the Entrepreneurial Loan Fund to support a new small business development initiative by Bethel New Life. Thirty entrepreneurs were selected from 160 applicants to take part in a 15-week intensive training program sponsored by Bethel New Life. The program was open to applicants from the west side Chicago neighborhoods served by Bethel who want to start a new business that will help fuel job creation in these communities.

Helping where we are

We also get involved with activities that support important causes and help keep our communities vibrant, such as Toys for Tots in Atlanta, Pedal the Cause in St. Louis, the Beverly Turkey Trot in Chicago and many more. The PrivateBank team contributes thousands of volunteer hours each year in support of our communities.

Even during the most challenging times in the last five years, we continued to invest in our communities. We look forward to continuing this support as we work together to make our neighborhoods, towns and cities strong, vibrant places to live and work.

FINANCIAL HIGHLIGHTS

Selected Financial Data

(Dollars in thousands, except per share data)	2012	2011	2010	2009	2008
	YEARS ENDED DECEMBER 31				
OPERATING RESULTS					
Interest income	$ 487,036	$ 481,146	$ 507,925	$ 478,712	$ 405,383
Interest expense	67,103	74,019	106,968	153,728	214,988
Net interest income	419,933	407,127	400,957	324,984	190,395
Provision for loan and covered loan losses	71,425	132,897	194,541	199,419	189,579
Fee revenue[1]	111,246	92,476	81,064	65,074	40,806
Net securities (losses) gains	(205)	5,771	12,182	7,381	510
Loss on early extinguishment of debt	—	—	—	(985)	—
Non-interest expense	327,132	302,277	299,598	247,415	196,125
Income (loss) before income taxes	132,417	70,200	64	(50,380)	(153,993)
Income tax provision (benefit)	54,521	25,660	(1,737)	(20,564)	(61,357)
Net income (loss)	77,896	44,540	1,801	(29,816)	(92,636)
Net income attributable to non-controlling interests	—	170	284	247	309
Net income (loss) attributable to controlling interests	77,896	44,370	1,517	(30,063)	(92,945)
Preferred stock dividends and discount accretion	13,368	13,690	13,607	12,443	546
Net income (loss) available to common stockholders	$ 64,528	$ 30,680	$ (12,090)	$ (42,506)	$ (93,491)
Weighted-average common shares outstanding	71,951	70,449	70,024	44,516	29,553
Weighted-average diluted common shares outstanding	72,174	70,642	70,024	44,516	29,553
SELECTED OPERATING STATISTICS					
Net revenue[2]	$ 533,847	$ 508,231	$ 497,780	$ 400,066	$ 235,568
Operating profit[2]	206,715	205,954	198,182	152,651	39,443
Provision for loan losses[3]	70,876	130,555	192,024	198,866	189,579
PER SHARE DATA					
Basic earnings (loss) per share	$ 0.88	$ 0.43	$ (0.17)	$ (0.95)	$ (3.16)
Diluted earnings (loss) per share	0.88	0.43	(0.17)	(0.95)	(3.16)
Cash dividends declared	0.04	0.04	0.04	0.04	0.30
Book value at year end	15.65	14.72	13.87	13.99	16.31
Tangible book value at year end[2][4]	14.26	13.19	12.30	12.41	13.28
Market price at year end	$ 15.32	$ 10.98	$ 14.38	$ 8.97	$ 32.46
Dividend payout ratio	4.55%	9.30%	n/m	n/m	n/m
PERFORMANCE RATIOS					
Return on average common equity	5.76%	2.98%	-1.20%	-4.71%	-18.71%
Return on average assets	0.60%	0.36%	0.01%	-0.27%	-1.25%
Net interest margin[2]	3.42%	3.49%	3.38%	3.06%	2.73%
Efficiency ratio[2][5]	61.28%	59.48%	60.19%	61.84%	83.26%

n/m = not meaningful

Selected Financial Data *(continued)*

(Dollars in thousands)	2012	2011	2010	2009	2008
	AS OF DECEMBER 31				
CREDIT QUALITY[3]					
Non-performing loans	$ 138,780	$ 259,852	$ 365,880	$ 395,447	$ 131,919
OREO	81,880	125,729	88,728	41,497	23,823
Total non-performing assets	$ 220,660	$ 385,581	$ 454,608	$ 436,944	$ 155,742
Restructured loans accruing interest	60,980	100,909	87,576	—	—
Net charge-offs	$ 101,053	$ 161,782	$ 190,891	$ 89,850	$ 125,798
Total non-performing loans to total loans	1.37%	2.88%	4.01%	4.37%	1.65%
Total non-performing assets to total assets	1.57%	3.11%	3.65%	3.63%	1.56%
Allowance for loan losses to total loans	1.59%	2.13%	2.44%	2.45%	1.41%
BALANCE SHEET HIGHLIGHTS					
Total assets	$ 14,057,515	$ 12,416,870	$ 12,465,621	$ 12,032,584	$ 10,005,519
Average earning assets	12,369,945	11,746,032	11,978,364	10,740,119	7,111,380
Loans[3]	10,139,982	9,008,561	9,114,357	9,046,625	8,001,789
Allowance for loan losses[3]	161,417	191,594	222,821	221,688	112,672
Deposits	12,173,634	10,392,854	10,535,429	9,891,914	7,961,438
Non-interest bearing deposits	3,690,340	3,244,307	2,253,661	1,840,900	711,693
Brokered deposits	993,455	815,951	1,450,827	1,566,139	2,654,768
Long-term debt	499,793	379,793	414,793	533,023	618,793
Equity	1,207,166	1,296,752	1,227,910	1,235,616	605,566
CAPITAL RATIOS					
Total risk-based capital	13.13%	14.28%	14.18%	14.69%	10.35%
Tier 1 risk-based capital	10.48%	12.38%	12.06%	12.32%	7.26%
Tier 1 leverage ratio	9.50%	11.33%	10.78%	11.17%	7.17%
Tier 1 common equity to risk-weighted assets[2][6]	8.50%	8.04%	7.69%	7.86%	4.54%
Tangible common equity to tangible assets[2][7]	7.88%	9.64%	7.10%	7.42%	4.50%
Average equity to average assets	10.12%	10.29%	9.93%	10.23%	7.41%
SELECTED INFORMATION					
Assets under management and administration	$ 5,196,094	$ 4,303,547	$ 4,271,602	$ 3,983,623	$ 3,261,061
Full-time equivalent employees	1,105	1,045	1,060	1,040	773

The financial information presented is derived from, and should be read in conjunction with, the Company's consolidated financial statements as filed with the Securities and Exchange Commission in its 2012 Form 10-K, which also can be found on the Company's web site at www.theprivatebank.com.

(1) Computed as total non-interest income less net securities (losses) gains and loss on early extinguishment of debt.

(2) This is a non-U.S. GAAP financial measure. Refer to the Non-U.S. GAAP Financial Measures information beginning on page 22.

(3) Excludes covered assets.

(4) Computed as total equity less preferred stock, goodwill and other intangibles divided by outstanding shares of common stock at end of year.

(5) Computed as non-interest expense divided by the sum of net interest income on a tax equivalent basis (assuming a federal income tax rate of 35%) and non-interest income.

(6) For purposes of the Company's presentation, the Company calculates risk-weighted assets under current capital requirements and not under the recently proposed rules issued by banking regulators. Our calculation may differ from other companies, as this is not a regulatory mandated capital ratio.

(7) Computed as tangible common equity divided by tangible assets, where tangible common equity equals total equity less preferred stock, goodwill and other intangible assets, and tangible assets equals total assets less goodwill and other intangible assets.

Consolidated Statements of Financial Condition

(Amounts in thousands)	AS OF DECEMBER 31 2012	2011
ASSETS		
Cash and due from banks	$ 234,308	$ 156,131
Federal funds sold and interest-bearing deposits in banks	707,143	205,610
Loans held for sale	49,696	32,049
Securities available-for-sale, at fair value	1,451,160	1,783,465
Securities held-to-maturity, at amortized cost (fair value: $886.8 million – 2012; $493.2 million – 2011)	863,727	490,143
Federal Home Loan Bank (FHLB) stock	43,387	40,695
Loans – excluding covered assets, net of unearned fees	10,139,982	9,008,561
Allowance for loan losses	(161,417)	(191,594)
Loans, net of allowance for loan losses and unearned fees	9,978,565	8,816,967
Covered assets	194,216	306,807
Allowance for covered loan losses	(24,011)	(25,939)
Covered assets, net of allowance for covered loan losses	170,205	280,868
Other real estate owned, excluding covered assets	81,880	125,729
Premises, furniture and equipment, net	39,508	38,633
Accrued interest receivable	34,832	35,732
Investment in bank-owned life insurance	52,513	50,966
Goodwill	94,521	94,571
Other intangible assets	12,828	15,353
Capital markets derivative assets	90,405	101,676
Other assets	152,837	148,282
Total assets	$ 14,057,515	$ 12,416,870
LIABILITIES		
Demand deposits:		
Non-interest bearing	$ 3,690,340	$ 3,244,307
Interest bearing	1,057,390	595,238
Savings deposits and money market accounts	4,912,820	4,378,220
Brokered time deposits	993,455	815,951
Time deposits	1,519,629	1,359,138
Total deposits	12,173,634	10,392,854
Short-term borrowings	5,000	156,000
Long-term debt	499,793	379,793
Accrued interest payable	7,141	5,567
Capital markets derivative liabilities	93,029	104,140
Other liabilities	71,752	81,764
Total liabilities	12,850,349	11,120,118
EQUITY		
Preferred stock	—	240,403
Common stock:		
Voting	73,479	67,947
Non-voting	3,536	3,536
Treasury stock	(24,150)	(21,454)
Additional paid-in capital	1,026,438	941,404
Retained earnings	79,799	18,219
Accumulated other comprehensive income, net of tax	48,064	46,697
Total equity	1,207,166	1,296,752
Total liabilities and equity	$ 14,057,515	$ 12,416,870

Consolidated Statements of Financial Condition *(continued)*

(Amounts in thousands, except per share data)	AS OF DECEMBER 31 2012			2011		
	PREFERRED STOCK	COMMON STOCK		PREFERRED STOCK	COMMON STOCK	
		Voting	Non-voting		Voting	Non-voting
PER SHARE DATA						
Par value	—	None	None	None	None	None
Liquidation value	—	n/a	n/a	$ 1,000	n/a	n/a
Stated value	—	$ 1.00	$ 1.00	None	$ 1.00	$ 1.00
SHARE BALANCES						
Shares authorized	—	174,000	5,000	1,000	174,000	5,000
Shares issued	—	74,526	3,536	244	68,978	3,536
Shares outstanding	—	73,579	3,536	244	68,209	3,536
Treasury shares	—	947	—	—	769	—

n/a = not applicable

The financial information presented is derived from, and should be read in conjunction with, the Company's consolidated financial statements as filed with the Securities and Exchange Commission in its 2012 Form 10-K, which also can be found on the Company's web site at www.theprivatebank.com.

Consolidated Statements of Income

(Amounts in thousands, except per share data)	YEARS ENDED DECEMBER 31 2012	2011	2010
INTEREST INCOME			
Loans, including fees	$ 423,211	$ 413,109	$ 434,884
Federal funds sold and interest-bearing deposits in banks	965	1,181	1,950
Securities:			
Taxable	56,826	61,026	64,023
Exempt from federal income taxes	5,487	5,439	6,775
Other interest income	547	391	293
Total interest income	487,036	481,146	507,925
INTEREST EXPENSE			
Interest-bearing demand deposits	3,378	2,439	3,148
Savings deposits and money market accounts	17,604	22,957	34,431
Brokered and time deposits	21,832	24,676	36,458
Short-term borrowings	443	2,011	5,088
Long-term debt	23,846	21,936	27,843
Total interest expense	67,103	74,019	106,968
Net interest income	419,933	407,127	400,957
Provision for loan and covered loan losses	71,425	132,897	194,541
Net interest income after provision for loan and covered loan losses	348,508	274,230	206,416
NON-INTEREST INCOME			
Trust and investments	17,017	17,826	18,140
Mortgage banking	13,460	6,703	10,187
Capital markets products	25,958	19,341	14,286
Treasury management	21,510	18,181	15,008
Loan and credit-related fees	27,280	22,207	16,526
Deposit service charges and fees and other income	6,021	8,218	6,917
Net securities (losses) gains	(205)	5,771	12,182
Total non-interest income	$ 111,041	$ 98,247	$ 93,246

Consolidated Statements of Income *(continued)*

(Amounts in thousands, except per share data)	YEARS ENDED DECEMBER 31 2012	2011	2010
NON-INTEREST EXPENSE			
Salaries and employee benefits	$ 174,948	$ 156,763	$ 149,863
Net occupancy expense	30,571	29,986	29,935
Technology and related costs	13,250	11,388	10,224
Marketing	10,311	8,911	8,501
Professional services	8,353	9,206	12,931
Outsourced servicing costs	7,419	8,001	7,807
Net foreclosed property expenses	38,296	27,782	15,192
Postage, telephone and delivery	3,497	3,716	3,659
Insurance	15,186	21,287	26,534
Loan and collection expenses	11,631	13,571	14,623
Other expenses	13,670	11,666	20,329
Total non-interest expense	327,132	302,277	299,598
Income before income taxes	132,417	70,200	64
Income tax provision (benefit)	54,521	25,660	(1,737)
Net income	77,896	44,540	1,801
Net income attributable to non-controlling interests	—	170	284
Net income attributable to controlling interests	77,896	44,370	1,517
Preferred stock dividends and discount accretion	13,368	13,690	13,607
Net income (loss) available to common stockholders	$ 64,528	$ 30,680	$ (12,090)
PER COMMON SHARE DATA			
Basic earnings (loss) per share	$ 0.88	$ 0.43	$ (0.17)
Diluted earnings (loss) per share	$ 0.88	$ 0.43	$ (0.17)
Cash dividends declared	$ 0.04	$ 0.04	$ 0.04
Weighted-average common shares outstanding	71,951	70,449	70,024
Weighted-average diluted common shares outstanding	72,174	70,642	70,024

The financial information presented is derived from, and should be read in conjunction with, the Company's consolidated financial statements as filed with the Securities and Exchange Commission in its 2012 Form 10-K, which also can be found on the Company's web site at www.theprivatebank.com.

Non-U.S. GAAP Financial Measures

This report contains both U.S. GAAP and non-U.S. GAAP based financial measures. These non-U.S. GAAP financial measures include net interest income, net interest margin, net revenue, operating profit and efficiency ratio all on a fully taxable-equivalent basis, Tier 1 common equity to risk-weighted assets, tangible common equity to tangible assets, tangible equity to risk-weighted assets, tangible equity to tangible assets and tangible book value. We believe that presenting these non-U.S. GAAP financial measures will provide information useful to investors in understanding our underlying operational performance, our business and performance trends, and facilitates comparisons with the performance of others in the banking industry.

We use net interest income on a taxable-equivalent basis in calculating various performance measures by increasing the interest income earned on tax-exempt assets to make it fully equivalent to interest income earned on taxable investments assuming a 35% tax rate. Management believes this measure to be the preferred industry measurement of net interest income, as it enhances comparability to net interest income arising from taxable and tax-exempt sources, and accordingly believes that providing this measure may be useful for peer comparison purposes.

In addition to capital ratios defined by banking regulators, we also consider various measures when evaluating capital utilization and adequacy, including Tier 1 common equity to risk-weighted assets, tangible common equity to tangible assets, tangible equity to tangible assets, tangible equity to risk-weighted assets and tangible book value. These calculations are intended to complement the capital ratios defined by banking regulators for both absolute and comparative purposes. All of these measures exclude the ending balances of goodwill and other intangibles while certain of these ratios exclude preferred capital components. Because U.S. GAAP does not include capital ratio measures, we believe there are no comparable U.S. GAAP financial measures to these ratios. We believe these non-U.S. GAAP financial measures are relevant because they provide information that is helpful in assessing the level of capital available to withstand unexpected market conditions. Additionally, presentation of these measures allows readers to compare certain aspects of our capitalization to other companies. However, because there are no standardized definitions for these ratios, our calculations may not be comparable with other companies, and this may affect the usefulness of these measures to investors.

Non-U.S. GAAP financial measures have inherent limitations, are not required to be uniformly applied and are not audited. Although these non-U.S. GAAP financial measures are frequently used by stakeholders in the evaluation of a company, they have limitations as analytical tools and should not be considered in isolation or as a substitute for analyses of results as reported under U.S. GAAP. As a result, we encourage readers to consider our Consolidated Financial Statements in their entirety and not to rely on any single financial measure.

THE FOLLOWING TABLE RECONCILES NON-U.S. GAAP FINANCIAL MEASURES TO U.S. GAAP

(Dollars in thousands, except per share data) (Unaudited)	YEARS ENDED DECEMBER 31 2012	2011	2010	2009	2008
TAXABLE-EQUIVALENT INTEREST INCOME					
U.S. GAAP net interest income	$ 419,933	$ 407,127	$ 400,957	$ 324,984	$ 190,395
Taxable-equivalent adjustment	2,873	2,857	3,577	3,612	3,857
Taxable-equivalent net interest income *(a)*	$ 422,806	$ 409,984	$ 404,534	$ 328,596	$ 194,252
AVERAGE EARNING ASSETS *(b)*	$ 12,369,945	$ 11,746,032	$ 11,978,364	$ 10,740,119	$ 7,111,380
NET INTEREST MARGIN *(a) / (b)*	3.42%	3.49%	3.38%	3.06%	2.73%
NET REVENUE					
Taxable-equivalent net interest income *(a)*	$ 422,806	$ 409,984	$ 404,534	$ 328,596	$ 194,252
U.S. GAAP non-interest income	111,041	98,247	93,246	71,470	41,316
Net revenue *(c)*	$ 533,847	$ 508,231	$ 497,780	$ 400,066	$ 235,568
OPERATING PROFIT					
U.S. GAAP income before income taxes	$ 132,417	$ 70,200	$ 64	$ (50,380)	$ (153,993)
Provision for loan and covered loan losses	71,425	132,897	194,541	199,419	189,579
Taxable-equivalent adjustment	2,873	2,857	3,577	3,612	3,857
Operating profit	$ 206,715	$ 205,954	$ 198,182	$ 152,651	$ 39,443

Non-U.S. GAAP Financial Measures *(continued)*

(Dollars in thousands, except per share data) (Unaudited)	2012	2011	2010	2009	2008
	AS OF AND FOR YEARS ENDED DECEMBER 31				
EFFICIENCY RATIO					
U.S. GAAP non-interest expense *(d)*	$ 327,132	$ 302,277	$ 299,598	$ 247,415	$ 196,125
Net revenue	$ 533,847	$ 508,231	$ 497,780	$ 400,066	$ 235,568
Efficiency ratio *(c) / (d)*	61.28%	59.48%	60.19%	61.84%	83.26%
TIER 1 COMMON CAPITAL					
U.S. GAAP total equity	$ 1,207,166	$ 1,296,752	$ 1,227,910	$ 1,235,616	$ 605,566
Trust preferred securities	244,793	244,793	244,793	244,793	192,667
Less: accumulated other comprehensive income, net of tax	48,064	46,697	20,078	27,896	27,568
Less: disallowed deferred tax assets	—	—	5,377	7,619	—
Less: goodwill	94,521	94,571	94,621	94,671	95,045
Less: other intangibles	12,828	15,353	16,840	18,485	6,544
Tier 1 risk-based capital	1,296,546	1,384,924	1,335,787	1,331,738	669,076
Less: preferred stock	—	240,403	238,903	237,487	58,070
Less: trust preferred securities	244,793	244,793	244,793	244,793	192,667
Less: non-controlling interests	—	—	33	33	33
Tier 1 common capital *(e)*	$ 1,051,753	$ 899,728	$ 852,058	$ 849,425	$ 418,306
TANGIBLE COMMON EQUITY					
U.S. GAAP total equity	$ 1,207,166	$ 1,296,752	$ 1,227,910	$ 1,235,616	$ 605,566
Less: goodwill	94,521	94,571	94,621	94,671	95,045
Less: other intangibles	12,828	15,353	16,840	18,485	6,544
Tangible equity *(f)*	1,099,817	1,186,828	1,116,449	1,122,460	503,977
Less: preferred stock	—	240,403	238,903	237,487	58,070
Tangible common equity *(g)*	$ 1,099,817	$ 946,425	$ 877,546	$ 884,973	$ 445,907
TANGIBLE ASSETS					
U.S. GAAP total assets	$ 14,057,515	$ 12,416,870	$ 12,465,621	$ 12,032,584	$ 10,005,519
Less: goodwill	94,521	94,571	94,621	94,671	95,045
Less: other intangibles	12,828	15,353	16,840	18,485	6,544
Tangible assets *(h)*	$ 13,950,166	$ 12,306,946	$ 12,354,160	$ 11,919,428	$ 9,903,930
RISK-WEIGHTED ASSETS *(i)*	$ 12,375,367	$ 11,191,298	$ 11,080,051	$ 10,812,520	$ 9,210,473
PERIOD-END COMMON SHARES OUTSTANDING *(j)*	77,115	71,745	71,327	71,332	33,568
RATIOS					
Tier 1 common equity to risk-weighted assets *(e) / (i)*	8.50%	8.04%	7.69%	7.86%	4.54%
Tangible equity to tangible assets *(f) / (h)*	7.88%	9.64%	9.04%	9.42%	5.09%
Tangible equity to risk-weighted assets *(f) / (i)*	8.89%	10.60%	10.08%	10.38%	5.47%
Tangible common equity to tangible assets *(g) / (h)*	7.88%	7.69%	7.10%	7.42%	4.50%
Tangible book value *(g) / (j)*	$ 14.26	$ 13.19	$ 12.30	$ 12.41	$ 13.28

The financial information presented is derived from, and should be read in conjunction with, the Company's consolidated financial statements as filed with the Securities and Exchange Commission in its 2012 Form 10-K, which also can be found on the Company's web site at www.theprivatebank.com.

Board of Directors

JAMES GUYETTE
Chairman, PrivateBancorp, Inc.,
President & Chief Executive Officer,
Rolls-Royce North America, Inc.

LARRY RICHMAN
President & Chief Executive Officer
PrivateBancorp, Inc.

NORMAN BOBINS
Chairman, The PrivateBank
and Trust Company
Norman Bobins Consulting, LLC

ROBERT COLEMAN
Principal, Robert F. Coleman
& Associates

RALPH MANDELL
Chairman Emeritus
PrivateBancorp, Inc.

CHERYL MAYBERRY McKISSACK
Chief Operations Officer,
Johnson Publishing Co.

JAMES NICHOLSON
President & Chief Executive Officer,
PVS Chemicals, Inc.

EDWARD RABIN JR.
Former President,
Hyatt Hotels Corporation

COLLIN ROCHE
Principal, GTCR Golder Rauner, LLC

WILLIAM RYBAK
Former Chief Financial Officer,
Van Kampen Investments, Inc.

ALEJANDRO SILVA
Chairman & Chief Executive Officer,
Evans Food Group, Ltd.

Executive Committee

LARRY RICHMAN*
President & Chief Executive Officer

BRANT AHRENS*
President, Personal Client Services

KAREN CASE*
President, Commercial Real Estate

JENNIFER EVANS*
General Counsel & Corporate Secretary

BRUCE HAGUE*
President, National Commercial Banking

KEVIN KILLIPS*
Chief Financial Officer

BRUCE LUBIN*
President, Illinois Commercial
& Specialty Banking

KEVIN VAN SOLKEMA*
Chief Credit Risk Officer

LEONARD WIATR*
Chief Risk Officer

AL ADAMS
Head of Community Banking

PATTI BARNETT
Head of Internal Audit

THOMAS BIEKE
Chief Credit Officer

GRAHAM BROMLEY
Head of Services

PAUL CAREY
Chief Accounting Officer and Controller

ELIZABETH CUMMINGS
Chief Information Officer

KIMBERLY ADAMS EKWEMOHA
Chief Compliance Officer

ROBERT FRENTZEL
Head of Specialized Industries,
Illinois Commercial Banking

KRISTINE GARRETT
Head of Private Wealth

JOHN HEIBERGER
Chief Strategy Officer

MARK HOLMES
Head of Financial Planning and Analysis

ROBERT HOLMES
Head of Regional Banking

MICHAEL JANSSEN
Head of Corporate Tax

JULIE O'CONNOR
Deputy General Counsel

HAMMAD PIRZADA
Corporate Treasurer

CRAIG POULTER
Head of Regional Commercial Real Estate

JEFFREY RAIDER
Head of National Banking

JEFFREY STEELE
Head of Specialty and Suburban
Banking, Illinois Commercial Banking

JAMES TURNER
Head of Chicago Commercial Real Estate

AMY YUHN
Chief Marketing Officer

VICKI ZNAVOR
Chief Human Resources Officer

*PrivateBancorp, Inc. Executive Officers

The Company's common stock is listed on NASDAQ under the symbol PVTB.

STOCK TRANSFER AGENT

Computershare
P.O. Box 43078
Providence, Rhode Island 02940-3078
866-440-9610

INVESTOR RELATIONS

Sarah Lewensohn
312-564-2000

ANNUAL MEETING DATE

May 23, 2013

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP
Chicago, Illinois

Forward-Looking Statement

Statements contained in this Annual Report that are not historical facts may constitute forward-looking statements within the meaning of federal securities laws. Our ability to predict results or the actual effects of future plans, strategies or events is inherently uncertain. Factors which could cause actual results to differ from those reflected in forward-looking statements include unforeseen credit quality problems or further deterioration in problem loans that could result in charge-offs greater than we have anticipated in our allowance for loan losses; slower than anticipated dispositions of other real estate owned which may result in increased losses and ongoing elevated foreclosed property expense; continued uncertainty regarding U.S. and global economic recovery and economic outlook that may impact market conditions and credit quality or prolong weakness in demand for loans or other banking products and services; unanticipated changes in interest rates; competitive pricing trends; lack of sufficient or cost-effective sources of liquidity or funding as and when needed; loss of key personnel or an inability to recruit and retain appropriate talent; uncertainty relating to recently proposed regulatory capital rules that could, depending on the nature of our assets, require us to maintain higher levels of regulatory capital; uncertainty regarding implications of other changes in regulatory requirements relating to implementation of the Dodd-Frank Wall Street Reform and Consumer Protection Act that may negatively affect our revenues or profitability; other legislative, regulatory or accounting changes affecting financial services companies and/or the products and services offered by financial services companies; changes in monetary or fiscal policies of the U.S. Government; or failures or disruptions to our data processing or other information or operational systems, including the potential impact of disruptions or breaches at our third-party service providers. Forward-looking statements are subject to risks, assumptions and uncertainties and could be significantly affected by many factors, including those set forth in the "Risk Factors" section of our periodic reports filed with the SEC. These factors should be considered in evaluating forward-looking statements and undue reliance should not be placed on our forward-looking statements. Forward-looking statements speak only as of the date they are made and we assume no obligation to update any of these statements in light of new information, future events or otherwise, unless required under the federal securities laws.



PRIVATEBANCORP
INC.